# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PERMROCK ROYALTY TRUST, CIK 0001724009
CUSIP: 714254109
Title of class of securities: Trust Units representing Beneficial Interests
Address of issuer's principal executive offices: Argent Trust Company, Trustee, 3838 Oak Lawn Ave., Suite 1720, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 01/10/2025
Amends the filing with accession number 0001104659-18-033019
Filed by CIK 0001719890
Persons authorized to receive notices and communications: Marshall Eves, 3300 N. A Street, Bldg. 7, Midland, Texas (TX), 79705, (432) 253-7074; Stephen W. Grant, Jr., Haynes and Boone, LLP, 1221 McKinney Street, Suite 4000, Houston, Texas (TX), 77010, (713) 547-2000

## Reporting persons
- Boaz Energy II, LLC (CIK 0001719890): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,884,861; shared voting power 0; sole dispositive power 4,884,861; shared dispositive power 0; aggregate amount beneficially owned 4,884,861 (40.2% of the class)
  Comment: Percentage of class calculated based on 12,165,732 total outstanding trust units representing beneficial interests (the Trust Units) in PermRock Royalty Trust, a Delaware statutory trust (the Issuer), as of November 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission (the SEC) on November 13, 2024.
- Marshall Eves (CIK 0001844137): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,893,661; sole dispositive power 0; shared dispositive power 4,893,661; aggregate amount beneficially owned 4,893,661 (40.2% of the class)
  Comment: As further described in Item 5, Marshall Eves may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC and Karan Eves.
  
  Percentage of class calculated based on 12,165,732 total outstanding Trust Units as of November 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the SEC on November 13, 2024.
- Karan Eves (CIK 0001844114): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,893,661; sole dispositive power 0; shared dispositive power 4,893,661; aggregate amount beneficially owned 4,893,661 (40.2% of the class)
  Comment: As further described in Item 5, Karan Eves may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC and Marshall Eves.
  
  Percentage of class calculated based on 12,165,732 total outstanding Trust Units as of November 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the SEC on November 13, 2024.

## Item 1. Security and Issuer
Title of class of securities: Trust Units representing Beneficial Interests
Name of issuer: PERMROCK ROYALTY TRUST
Address of issuer's principal executive offices: Argent Trust Company, Trustee, 3838 Oak Lawn Ave., Suite 1720, Dallas, Texas (TX), 75219
Comment:
Explanatory Note

This Amendment No. 9 to Schedule 13D (this Schedule 13D Amendment No. 9) amends the information provided in the Statement on Schedule 13D filed on May 14, 2018, as amended by Amendment No. 1 to Schedule 13D filed on February 4, 2021, Amendment No. 2 to Schedule 13D filed on June 28, 2022, Amendment No. 3 to Schedule 13D filed on November 16, 2022, Amendment No. 4 to Schedule 13D filed on December 21, 2022, Amendment No. 5 to Schedule 13D filed on January 27, 2023, Amendment No. 6 to Schedule 13D filed on February 22, 2023, Amendment No. 7 to Schedule 13D filed on July 31, 2023 and Amendment No. 8 to Schedule 13D filed on December 6, 2023 (as amended prior to and as of December 6, 2023, the Schedule 13D). This Schedule 13D Amendment No. 9 amends the information disclosed in the Schedule 13D as set forth herein. Except as otherwise specified in this Schedule 13D Amendment No. 9, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Schedule 13D Amendment No. 9 are incorporated by reference into the response to each other item, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 10, 2025, Boaz Energy II, LLC (Boaz Energy) entered into a Purchase and Sale Agreement (the Purchase and Sale Agreement), by and among Boaz Energy, Boaz Energy II Royalty, LLC, a wholly-owned subsidiary of Boaz Energy (Boaz Royalty and, together with, Boaz Energy, the Seller), and T2S Permian Acquisition II LLC (the Buyer), pursuant to which the Seller agreed to sell and assign, and the Buyer agreed to purchase and acquire, the 4,884,861 Trust Units held by Boaz Energy (the Subject Trust Units), effective as of the closing date of the transactions contemplated by the Purchase and Sale Agreement (the "Closing"), as well as certain other oil and gas properties held by the Seller (collectively with the Subject Trust Units, the "Assets" and the transactions to be consummated at the Closing, the Sale).

Pursuant to the Purchase and Sale Agreement, as consideration for the purchase, sale and assignment of the Subject Trust Units from Boaz Energy to the Buyer, the Buyer agreed to pay to the Seller an amount in cash equal to $12,102,500. Following the Closing of the Sale, and Boaz Energy's conveyance to the Buyer of the Subject Trust Units in connection therewith, Boaz Energy will no longer beneficially own any Trust Units; however, each of Marshall Eves and Karan Eves will directly continue to own 4,400 Trust Units. In addition, in connection with the Closing, it is contemplated by the Purchase and Sale Agreement that Boaz Energy will transfer its rights under that certain Registration Rights Agreement, dated May 4, 2018, by and between Boaz Energy and the Issuer, to the Buyer.

The Closing of the Sale is subject to the satisfaction of various customary closing conditions, including, among others, (i) the absence of any suit, action or other proceeding (initiated by a person other than the Buyer, the Seller or their affiliates) pending or threatened that seeks to restrain, enjoin or otherwise prohibit the occurrence of the Closing and (ii) with respect to the oil and gas properties that are contemplated be sold in the Sale, the Purchase Price (as defined in the Purchase and Sale Agreement) has not been reduced by greater than 20.0% resulting from certain oil and gas property-related adjustments.

The Purchase and Sale Agreement contains certain termination rights for both the Seller and the Buyer, including, among other things, if the Closing has not occurred prior to April 30, 2025.

The Purchase and Sale Agreement contains customary representations, warranties and obligations of the parties thereto, including, among others, certain confidentiality and non-solicitation covenants. The parties to the Purchase and Sale Agreement each have customary indemnification obligations and rights under the terms of the Purchase and Sale Agreement, including with respect to breaches of certain representations and warranties and failure to observe and perform certain covenants.

The foregoing summary of the Purchase and Sale Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Purchase and Sale Agreement, a copy of which is filed as Exhibit A hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) through 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4, 6 and Schedule I of this Schedule 13D are hereby incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
(a)-(b)(i) Boaz Energy is the sole record and beneficial owner of 4,884,861 Trust Units, which represents approximately 40.2% of the outstanding Trust Units (based on 12,165,732 total outstanding Trust Units as of November 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the SEC on November 13, 2024). The Listed Persons set forth on Schedule I with respect to Boaz Energy may be deemed to beneficially own the Trust Units for which Boaz Energy is the sole record and beneficial owner.

(ii) Each of Marshall Eves and Karan Eves directly owns 4,400 Trust Units. By virtue of being married, each of Marshall Eves and Karan Eves may be deemed to indirectly beneficially own the Trust Units directly held by the other. By virtue of each owning 38.94% of the limited liability company interests in, and serving as a manager of, Boaz Energy, each of Marshall Eves and Karan Eves may be deemed to indirectly beneficially own the Trust Units held by Boaz Energy. As a result, each of Marshall Eves and Karan Eves may be deemed to beneficially own 4,893,661 Trust Units, which represents approximately 40.2% of the outstanding Trust Units (based on 12,165,732 total outstanding Trust Units as of November 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the SEC on November 13, 2024). Each of Marshall Eves and Karan Eves disclaims beneficial ownership of these Trust Units they may be deemed to indirectly beneficially own except to the extent of his or her pecuniary interest therein. Each of Marshall Eves and Karan Eves may be deemed to share voting and dispositive power over the reported Trust Units and therefore may also be deemed to be the beneficial owner of the Trust Units.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

All of the information set forth in Item 4 is hereby incorporated herein by reference to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

The following exhibit is filed as an exhibit hereto:

Exhibit A Purchase and Sale Agreement, dated as of January 10, 2025, by and between Boaz Energy II, LLC, Boaz Energy II Royalty, LLC and T2S Permian Acquisition II LLC.*

* Filed herewith.

## Signatures
- Boaz Energy II, LLC: /s/ Marshall Eves, Chief Executive Officer (01/14/2025)
- Marshall Eves: /s/ Marshall Eves, Marshall Eves (01/14/2025)
- Karan Eves: /s/ Karan Eves, Karan Eves (01/14/2025)